

August 9, 2012

Via E-mail
W. Bruce Johnson
Chief Executive Officer
Sears Hometown and Outlet Stores, Inc.
3333 Beverly Road
Hoffman Estates, Illinois 60179

   Re: **Sears Hometown and Outlet Stores, Inc.**
       Amendment No. 3 to Registration Statement on Form S-1
       Filed July 20, 2012
       File No. 333-181051

Dear Mr. Johnson:

   We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. If you enter into the Senior ABL Facility prior to the effectiveness of the registration statement, please file the agreement as an exhibit to the registration statement.

Capitalization, page 53

2. We note your pro forma presentation for the anticipated $100 million to be drawn on your Senior ABL Facility. It appears the amount presented represents $100 thousand rather than $100 million. Please revise as necessary.

Management, page 83

3. Please discuss the specific experience, qualifications, attributes or skills that led to the conclusion that each director should serve as such. Refer to Item 401(e)(1) of Regulation S-K.

Executive Compensation, page 87

4. Please revise to disclose the multiples of base salary on which the annual incentive awards granted to your named executive officers in 2011 were based. In addition, please disclose the targets established in connection with the 2011 SHC AIP, the levels at which those targets were achieved, and the manner in which such targets affected the payments made to Messrs. Johnson and Ethridege. See Item 402(b) of Regulation S-K. We also note your disclosure regarding "competitive pay research"; if you are engaged in benchmarking, please revise your disclosure to identify the components of such benchmarks, including component companies, pursuant to Item 402(b)(2)(xiv) of Regulation S-K, and if you are not engaged in benchmarking, please say so.

Unaudited Interim Condensed Combined Financial Statements, page F-21

General

5. We note the disclosures throughout your filing concerning your plans to pay a $100 million cash dividend to Sears Holdings immediately prior to the separation. Please provide pro forma disclosures on the face of your balance sheet consistent with SAB Topic 1:B.3 or explain to us in detail why this guidance is not applicable to your situation.

Other Expenses of Issuance and Distribution, page II-2

6. While we understand that Sears Holding Corporation is bearing all expenses incurred in connection with the offering, you are nonetheless required to disclose the expenses related to the offering. Please revise your disclosure accordingly. See Item 511 of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Yong Kim at (202) 551-3323 or Jennifer Thompson at (202) 551-3737 if you have questions regarding comments on the financial statements and related matters.

Please contact Charles Lee at (202) 551-3427, Lilyanna Peyser at (202) 551-3222 or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Lilyanna L. Peyser for

Mara L. Ransom
Assistant Director

cc: Dane A. Drobny
        Sears Holdings Corporation

        Steven J. Slutzky
        Debevoise & Plimpton LLP